Exhibit 4.97
Sublease Agreement
This Sublease Agreement (this “Agreement”) is made and entered into on June 29, 2010 by and between the following parties:
(1)	Lessor: Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd. (“Party A”); and
(2)	Lessee: Beijing Ninetowns Sky Eco-Agriculture Co., Ltd. (“Party B”).
Based on the principles of good faith, mutual benefit and consideration at equal value, and through friendly negotiation, the parties hereto have reached the following agreements with respect to the sublease of a certain premise described below:
1.
Subleased Premises. Party A, as the lessor, shall sublease to Party B, a certain premise located in North Machangying Village, Machangying Town, Pinggu District, Beijing, the People’s Republic of China, which consists of (i) a piece of land and the structures and facilities (including certain equipments and vehicles) situated thereon to be used as office space (the “Commercial Land”) and (ii) a piece of land and the structures and facilities situated thereon to be used as farm land (the “Farm Land”) (together with the Commercial Land, the “Premises”). A detailed description of the Premises is set forth in Exhibit A (Particulars of Premise) attached hereto. Party B shall use the Commercial Land for office use and the Farm Land for agricultural use. The total area of the Premises is 1,054.8 Mu (approximately 70,320 square meters).

2.
Term of Sublease. The sublease term shall commence from the effective date as specified in Section 11 hereof (the “Effective Date”) until September 15, 2022, which is the expiration date of the master land lease for the Premises.

3.	Rent.
The rent for the Commercial Land shall be RMB4,800 per year, the rent for five (5) motor-pumped wells shall be RMB5,000 per year, and the rent of the Farm Land shall be RMB231,525 per year and shall be increased by five percent (5%) every five (5) years after September 16, 2012 (collectively, the “Rental Payment”). The Rental Payment is payable by Party B to Party A or Party A’s designee on an annual basis. The parties acknowledge that the Rental Payment for the first year of the sublease term has been made by Party B and received by Party A. Party B shall pay the Rental Payment to Party A or Party A’s designee prior to September 15 of each year. In the event that the actual sublease term is not a complete year, the Rental Payment for such partial year shall be calculated on a pro rata basis based on the actual number of days elapsed during such sublease period. Party A shall deliver, or cause to be delivered, to Party B a formal invoice of the relevant Rental Payment within twenty (20) days before the date on which such Rental Payment is due.

The parties agree that Party B shall, in each year within the sublease term, pay Party A 30% of the net profit arising from the operations of the Premises (if any) as a part of the Rental Payment.
4.
Utilities. Upon Party B’s reasonable request, Party A shall at its own cost provide Party B with necessary utilities with respect to the Premises (the “Utilities”), including natural gas, water and electricity supply, and telephone and broad-band Internet connection. Party A shall be responsible for the renovation and maintenance of the Utilities.

5.	Expenses. During the sublease term, expenses incurred by Party B with respect to the Utilities to be provided by Party A under this Agreement shall be borne by Party B based on actual use.
6.
Party A’s Right to Sublease. Party A hereby represents and warrants to Party B that it has the right to sublease the Premises and it has obtained all required approvals and consents necessary for the sublease contemplated hereunder.

7.	Payment. Any amount payable by Party B to Party A under this Agreement shall be made in Renminbi through bank wire transfers or by cheques to a bank account designated by Party A.
8.
Conditions and Maintenance of the Premises. During the sublease term, Party A shall ensure that the Premises and the Utilities are in normal usable and safe conditions and are suitable for the intended use as contemplated hereunder. Party B shall reasonably use and take reasonable care of the Premises. In the event that Party B discovers any damage or malfunction of the Premises or the Utilities, Party B shall promptly notify Party A to repair such damage or malfunction. Party A shall conduct such repair within two (2) days after it receives Party B’s notice.

9.	Assignment. No party hereto shall transfer, assign or sublease any of its rights or obligations hereunder without the prior written consent by the other party.
10.
Sublease Registration. Party A shall execute all necessary documents and take all necessary actions to promptly complete the registration for the sublease of the Premises and obtain documents certifying such registration.

11.
Effect and Termination. This Agreement shall be deemed to have come into effect on March 27, 2009. Unless otherwise agreed by the parties, this Agreement shall terminate upon expiration of the sublease term hereunder or on a date mutually agreed by both parties. Party B may terminate this Agreement upon a thirty-day prior written notice to Party A.

12.
Applicable Law and Dispute Resolution. The execution, interpretation, performance and settlement of disputes related to this Agreement shall be governed by the laws of the People’s Republic of China. Any dispute arising from the performance of this Agreement shall first be resolved by the parties through consultation. If the parties fail to reach an agreement within thirty (30) days, the parties shall submit such dispute to be resolved by arbitration administered by the China International Economic and Trade Arbitration Commission in Beijing.

13.
Attachments and Execution. All annexes, schedules and exhibits attached hereto shall constitute an integral part of this Agreement and shall have the same legal force and effect as the Agreement. This Agreement shall be executed in two original counterparts, each Party to hold one (1) original, and the two (2) originals shall have the same legal effect with each other.

IN WITNESS WHEREOF the Parties hereto have executed or caused their duly authorized representatives to execute this Agreement on the date first above written.
Party A: Beijing Huaixiang Xiandai Agriculture Technology Co., Ltd.
(Corporate Seal)
By: /s/
Legal Representative or Authorized Representative:
Date: June 29, 2010
Party B: Beijing Ninetowns Sky Eco-Agriculture Co., Ltd.
(Corporate Seal)
By: /s/
Authorized Representative:
Date: June 29, 2010

Exhibit A
Particulars of Premise
1. Commercial Land
Total area of the land: 4.8 Mu (approximately 320 square meters)
Facilities: 200 square meters of office space
2. Farm Land
Total Area: 1,050 Mu (approximately 70,000 square meters)
Facilities:
1) hoop house: one 416-square-meter hoop house with steel frame and one 335-square-meter hoop house with bamboo frame;
2) 15 chicken coops with an area of 328 square meters;
3) six staff dormitories with an area of 128 square meters and eight warehouses with an area of 261 square meters;
4) over 200 drainage and irrigation pipes; and
5) one YTO-200t tractor, two small rotary cultivator and one Polarsun van.